TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SECOND QUARTER 2009 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 6, 2009 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six-month periods ended June 30, 2009. All dollar values are expressed in United States dollars unless otherwise stated. The conversion to barrels of oil equivalent (“Boe”) of natural gas to oil is made on the basis of six thousand cubic feet of natural gas being equivalent to one barrel (“Bbl”) of crude oil. With the sale of TransGlobe’s Canadian assets having closed on April 30, 2008, the results from the Canadian segment of operations are being presented as “discontinued operations” in this document.

HIGHLIGHTS

  Achieved record production levels in Q2-2009 of 9,619 barrels of oil per day (“Bopd”), a nine percent increase over Q1- 2009;

  Increased funds flow from operations by 63% over Q1-2009 to $14.1 million ($0.22 per share);

  Recorded a net loss of $4.4 million ($0.07 per share),which includes a $3.4 million ($0.05 per share) unrealized derivative loss on commodity contracts;

  Repaid $5.0 million of long-term debt; and

  Funded capital expenditures entirely with funds flow from operations.

Corporate Summary

The Company delivered solid financial and operating results by significantly growing production and increasing funds flow during the continued challenges facing the world economy.

Funds flow in the second quarter was $14.1 million ($0.22 per share) and is on track with 2009 guidance. Crude oil prices rose steadily during the second quarter and averaged $58.79/Bbl for the Dated Brent reference price, after reaching the lowest levels seen in recent years in the first quarter. Accordingly, the Company has revised the budget price assumptions for the average Dated Brent price from $45.00/Bbl to $60.00/Bbl for the balance of the year. TransGlobe anticipates total funds flow for 2009 to be approximately $43.0 million, an increase of 33% over the guidance provided during the first quarter of 2009.

During the quarter, production averaged a record 9,619 Bopd, with over 3,000 Bopd contributed by the new Hana West pool in the Arab Republic of Egypt (“Egypt”). TransGlobe is lowering its production guidance for 2009 to a range of 8,800 to 9,200 Bopd. The five percent reduction is primarily due to the deferral of some non-operated Yemen capital projects to 2010 and to an increased exploration focus at West Gharib in 2009. Production averaged 8,542 Bopd during July. Scheduled and un-scheduled pump replacements resulted in approximately 700 Bopd of shut-in Hana West production during July. This work has now been completed and production restored.

TransGlobe repaid $5.0 million of long-term debt in the second quarter. This was possible in part by balancing capital outlays with funds flow from operations during 2009. This conservative approach will be maintained throughout the remainder of 2009 and the Company’s focus will continue to be the exploration and development of its Egypt assets. The debt-to-funds-flow ratio currently stands at 1.2:1 (trailing 12 months).

A conference call to discuss TransGlobe’s second quarter results presented in this report will be held on Thursday, August 6, 2009 at 2:30 PM Mountain Time (4:30 PM Eastern Time) and is accessible to all interested parties by dialing 1-416-641-6108 or toll-free 1-866-226-1793 (see also TransGlobe’s news release dated July 30, 2009). The webcast may be accessed at http://events.onlinebroadcasting.com/transglobe/080609/index.php.

FINANCIAL AND OPERATING RESULTS

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2009	2008	% Change	2009	2008	% Change
Oil and gas revenue	42,557	77,283	(45)	70,936	137,703	(48)
Oil and gas revenue, net of royalties
and other	26,462	41,629	(36)	45,522	77,544	(41)
Derivative loss on commodity
contracts	(3,481)	(20,434)	(83)	(3,681)	(24,345)	(85)
Operating expense	5,201	4,901	6	10,407	10,690	(3)
General and administrative expense	2,363	2,865	(18)	4,869	5,137	(5)
Depletion, depreciation and
accretion expense	14,415	9,145	58	26,432	19,849	33
Income taxes	5,631	11,574	(51)	8,805	18,724	(53)
Funds flow from operations*	14,117	18,485	(24)	22,758	36,358	(37)
Basic per share	0.22	0.31		0.36	0.61
Diluted per share	0.22	0.31		0.36	0.61
Net loss	(4,361)	(5,365)	(20)	(9,315)	(907)	927
Basic per share	(0.07)	(0.09)		(0.15)	(0.02)
Diluted per share	(0.07)	(0.09)		(0.15)	(0.02)
Capital expenditures	8,480	4,522	88	17,406	11,927	46
Acquisitions	-	241	(100)	-	44,459	(100)
Long-term debt	52,551	42,197	25	52,551	42,197	25
Common shares outstanding
Basic (weighted average)	65,328	59,775	9	63,529	59,744	6
Diluted (weighted average)	65,328	59,775	9	63,529	59,744	6
Total assets	229,658	205,535	12	229,658	205,535	12

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Operating
Average production volumes
(Boepd) (6:1)	9,619	7,706	25	9,206	7,776	18
Oil and liquids (Bopd)	9,619	7,370	31	9,206	7,034	31
Average price ($ per Bbl)	48.62	112.45	(57)	42.57	101.92	(58)
Gas (Mcfpd)	-	2,016	(100)	-	4,449	(100)
Average price ($ per Mcf)	-	9.88	(100)	-	8.78	(100)
Operating expense ($ per Boe)	5.94	7.00	(15)	6.25	7.55	(17)

Financial from Continuing Operations (excludes Canadian Operations)
Oil revenue	42,557	74,616	(43)	70,936	126,680	(44)
Oil and gas revenue, net of royalties
and other	26,462	39,541	(33)	45,522	68,889	(34)
Operating expense	5,201	4,465	16	10,407	8,388	24
Depletion and depreciation expense	14,415	9,145	58	26,432	17,171	54
Funds flow from continuing
operations*	14,117	16,841	(16)	22,758	30,005	(24)
Basic per share	0.22	0.28		0.36	0.50
Diluted per share	0.22	0.28		0.36	0.50
Net loss from continuing operations	(4,361)	(11,449)	(62)	(9,315)	(9,096)	2
Basic per share	(0.07)	(0.19)		(0.15)	(0.15)
Diluted per share	(0.07)	(0.19)		(0.15)	(0.15)
Capital expenditures	8,480	4,913	73	17,406	11,178	56

*	Funds flow from continuing operations is a non-GAAP measure that represents cash generated from continuing operating activities before changes in non-cash working capital.

Operating from Continuing Operations (excludes Canadian Operations)
Average production volumes (Bopd)	9,619	7,283	32	9,206	6,803	35
Oil and liquids (Bopd)	9,619	7,283	32	9,206	6,803	35
Average price ($ per Bbl)	48.62	112.59	(57)	42.57	102.32	(58)
Operating expense ($ per Bbl)	5.94	6.74	(12)	6.25	6.77	(8)

2	Q2 2009

FINANCIAL AND OPERATING RESULTS

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration

Two wells were drilled during the second quarter, resulting in a dry hole (plugged and suspended) at Hana West #6 and a potential oil well undergoing testing at East Hoshia #3. A deep exploration well was drilling at East Hoshia #4 at quarter-end.

Hana West #6 was drilled to a total depth of 6,900 feet, encountering minor oil shows in the targeted lower Rudeis C zones. The well was plugged back and suspended pending a review of a sidetrack location to encounter the Asl C in a higher structural position.

East Hoshia #3 was drilled to a total depth of 9,320 feet targeting prospect in the Nubia reservoir. The well did not encounter the Nubia in a structurally favorable position and was subsequently plugged and suspended as a potential Thebes oil well on May 31. The well was re-entered and completed as a potential Thebes oil well in July. The well will be placed on test during August to evaluate the Thebes potential. The East Hoshia #3 well appears to be a separate accumulation, approximately 2.4 kilometers southwest of the East Hoshia prospect tested on wells #2 and #4.

East Hoshia #4 commenced drilling on June 6 and reached a total depth of 8,500 feet on July 23. The well is being completed as a potential Thebes oil well to test a 500 foot fractured carbonate section in the Thebes formation. Test results are expected by late August.

The drilling rig has moved to Hana West #7 to appraise the southern extension of the Hana West pool. A continuous exploration and development drilling program is planned for the balance of 2009.

The Company initiated extended water injection tests at Hana in July 2008 and at Hoshia in September 2008 to evaluate potential waterfloods for the respective fields. A positive pressure and oil production response was measured in the offsetting producers in the Hana field during the first quarter of 2009. Based on reservoir simulation work and positive field performance to date, the Company is moving forward with plans to design and implement full-field enhanced recovery projects at both Hana and Hoshia.

TransGlobe completed a 360+ km2 3-D seismic acquisition program covering the East Hoshia, Hoshia, North Hoshia, Arta and East Arta development areas in October 2008. The processed data was received at year-end and interpretation is proceeding.

Production

Production from West Gharib averaged 6,384 Bopd to TransGlobe during the second quarter, up 1,020 Bopd over the previous quarter and representing a 70% increase in total field production from Q2-2008. The production increase is primarily due to the successful appraisal drilling at Hana West and improved pump performance at Hana and Hoshia.

Production averaged 5,395 Bopd during July, which was primarily impacted by pump replacements (scheduled and un-scheduled) which resulted in approximately 700 Bopd of shut-in Hana West production. This work has now been completed and production restored.

Quarterly West Gharib Production (Bopd)

	2009		2008
	Q-2	Q-1	Q-4	Q-3
Gross production rate	6,384	5,364	3,405	3,278
TransGlobe working interest	6,384	5,364	3,405	3,096
TransGlobe net (after royalties)	4,132	3,491	2,228	1,872
TransGlobe net (after royalties and tax)*	3,234	2,726	1,742	1,367

*	Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the government’s share of production sharing oil.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration

The Company has entered the second exploration extension period, effective July 18, 2009. The second exploration period has a three-year term (expiry date of July 17, 2012) with a commitment to spend $5.0 million and drill two exploration wells. Prior to entering the second extension period, 25% of the original concession area (approximately 1.9 million acres) was relinquished. Effective July 18, 2009, the Nuqra concession area is approximately 3.7 million acres. The relinquished lands were not considered prospective by the Company.

TransGlobe has identified a prospect that appears to be similar to the oil discovery announced by a nearby operator at Al Baraka #1 and #2 on the Kom Ombo Concession, located immediately west of the Nuqra Concession. The Company has discussed rig-sharing possibilities with the adjacent operators to facilitate a potential 2010 drilling program.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration

No wells were drilled during the quarter.

Q2 2009	3

FINANCIAL AND OPERATING RESULTS

Production

Production from Block 32 averaged 6,188 Bopd (855 Bopd to TransGlobe) during the quarter, representing a 1% decrease from the previous quarter.

Production averaged approximately 5,757 Bopd (795 Bopd to TransGlobe) during July.

Quarterly Block 32 Production (Bopd)

	2009		2008
	Q-2	Q-1	Q-4	Q-3
Gross production rate	6,188	6,257	5,966	7,275
TransGlobe working interest	855	864	824	1,005
TransGlobe net (after royalties)	656	606	477	514
TransGlobe net (after royalties and tax)*	597	523	382	378

*	Under the terms of the Block 32 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (33% working interest)

Operations and Exploration

The Block 72 joint venture partnership entered the second 30-month exploration period in January which carries a commitment of one exploration well. Under the terms of the Block 72 Production Sharing Agreement (“PSA”), there was no acreage relinquishment at the end of the first exploration period.

Block 84, Republic of Yemen (33% working interest)

Operations and Exploration

The PSA for Block 84 was signed with the Ministry of Oil and Minerals (“MOM”) on April 13, 2008. The PSA is awaiting final approval and ratification.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

The operator has delayed development drilling planned for the An Nagyah field until late 2009/early 2010. The drilling services are being re-tendered to capture the benefits expected from reduced demand for equipment in the upstream oil industry.

The operator of the Block S-1 joint venture group has continued discussions with MOM regarding a potential development project to produce and sell known deposits of gas at the An Naeem discovery on Block S-1.

A joint (Blocks 75 and S-1) 340 km² 3-D seismic acquisition program primarily focused on Block 75 commenced in March 2009. It is expected that field acquisition will be completed in September, to be followed by processing and interpretation. Exploration drilling could occur in 2010.

Production

Production from Block S-1 averaged 9,520 Bopd (2,380 Bopd to TransGlobe) during the second quarter, representing a decrease of 7% over the prior quarter. Approximately 600 Bopd (150 Bopd to TransGlobe) of production was curtailed during the quarter to minimize gas flaring during un-scheduled repairs to the gas injection compressors. The second compressor was put back on line in early July.

Production averaged approximately 9,406 Bopd (2,352 Bopd to TransGlobe) during July.

Quarterly Block S-1 Production (Bopd)

	2009		2008
	Q-2	Q-1	Q-4	Q-3
Gross field production rate	9,520	10,240	10,656	11,336
TransGlobe working interest	2,380	2,560	2,664	2,834
TransGlobe net (after royalties)	1,230	1,777	1,541	1,450
TransGlobe net (after royalties and tax)*	901	1,603	1,236	1,067

*	Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

The PSA for Block 75 was ratified and signed into law effective March 8, 2008. A joint (Block 75 and S-1) 340 km² 3-D seismic acquisition program primarily focused on Block 75 commenced in March 2009. It is expected that field acquisition will be completed in September, to be followed by processing and interpretation. Exploration drilling could occur in 2010.

4	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 4, 2009

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three and six months ended June 30, 2009 and 2008 and the audited financial statements and MD&A for the year ended December 31, 2008 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

             Funds Flow from Operations

This document contains the term “funds flow from operations” and “funds flow from continuing operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations and funds flow from continuing operations may not be comparable to similar measures used by other companies.

             Reconciliation of Funds Flow from Operations and Funds Flow from Continuing Operations

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2009	2008	2009	2008
Cash flow from operating activities	15,052	9,573	22,941	25,889
Changes in non-cash working capital from
continuing operations	(657)	8,763	(118)	10,408
Changes in non-cash working capital from
discontinued operations	(278)	149	(65)	61
Funds flow from operations	14,117	18,485	22,758	36,358
Less: Funds flow from discontinued operations	-	1,644	-	6,353

Funds flow from continuing operations	14,117	16,841	22,758	30,005

             Netback

Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

Q2 2009	5

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, public company whose continuing activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as a 100% oil, Middle East / North Africa growth company.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2009		2008
($000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2
Total Operations
Average sales volumes (Boepd)	9,619	8,788	6,893	6,935	7,706
Average price ($/Boe)	48.62	35.88	46.18	104.55	110.21
Oil and gas sales	42,557	28,379	29,285	66,707	77,283
Oil and gas sales, net of royalties and other	26,462	19,060	18,272	36,577	41,629

Cash flow from operating activities	15,052	7,889	11,252	20,652	9,573
Funds flow from operations*	14,117	8,641	6,134	16,775	18,485
Funds flow from operations per share
- Basic	0.22	0.14	0.10	0.28	0.31
- Diluted	0.22	0.14	0.10	0.27	0.31

Net (loss) income	(4,361)	(4,954)	7,640	24,790	(5,365)
Net (loss) income per share
- Basic	(0.07)	(0.08)	0.14	0.41	(0.09)
- Diluted	(0.07)	(0.08)	0.13	0.41	(0.09)

Continuing Operations
Average sales volumes (Bopd)	9,619	8,788	6,893	6,935	7,283
Average price from continuing operations ($/Bbl)	48.62	35.88	45.97	104.55	112.59
Oil sales	42,557	28,379	29,151	66,707	74,616
Oil sales, net of royalties and other	26,462	19,060	17,765	36,577	39,541

Cash flow from operating activities	14,774	8,102	11,010	20,483	8,078
Funds flow from continuing operations*	14,117	8,641	5,579	16,775	16,841
Funds flow from continuing operations per share
- Basic	0.22	0.14	0.09	0.28	0.28
- Diluted	0.22	0.14	0.09	0.27	0.28

Net (loss) income	(4,361)	(4,954)	7,482	24,787	(11,449)
Net (loss) income per share
- Basic	(0.07)	(0.08)	0.13	0.41	(0.19)
- Diluted	(0.07)	(0.08)	0.12	0.41	(0.19)

Total assets	229,658	238,145	228,238	234,501	205,535
Cash and cash equivalents	23,952	22,041	7,634	8,593	11,673
Total long-term debt, including current portion	52,551	57,347	57,230	57,127	42,197
Debt-to-funds flow ratio	1.2	1.1	1.0	0.9	0.7

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

During the second quarter of 2009, TransGlobe has:

  Maintained a strong financial position, with the ability to finance capital programs with funds flow from continuing operations;
  Achieved record production from continuing operations of 9,619 Bopd in Q2-2009 (Q2-2008 – 7,283 Bopd), as a result of drilling successes on the West Gharib Concession in Egypt;
  Repaid $5.0 million of long-term debt;
  Reported a debt-to-funds flow ratio of 1.2 at June 30, 2009 (June 30, 2008 – 0.7);
  Hedged 15% of its expected production in the remaining six months of 2009 at an average floor price of $54.00/Bbl and an average ceiling price of $72.06/Bbl, providing an increased level of certainty to fund its capital programs;
  Increased funds flow 63% over Q1-2009;
  Reported a decrease in funds flow from continuing operations of 16% from Q2-2008 due to a 57% decrease in commodity prices, partially offset by a 32% increase in sales volumes from continuing operations; and
  Reported a net loss from continuing operations in Q2-2009 of $4.4 million (Q2-2008 – $11.4 million loss) mainly due to unrealized derivative losses, lower commodity prices in the quarter and higher depletion and depreciation expense in Egypt.

6	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

2009 VARIANCES

	$000s	$Per Share Diluted	% Variance
Q2-2008 net loss	(5,365)	(0.09)
Cash items
Volume variance	10,495	0.17	(196)
Price variance	(42,554)	(0.64)	793
Royalties	18,980	0.28	(354)
Expenses:
Operating	(736)	(0.01)	14
Realized derivative loss	3,270	0.05	(61)
Cash general and administrative	530	0.01	(10)
Current income taxes	5,943	0.09	(111)
Realized foreign exchange gain	932	0.01	(17)
Interest on long-term debt	455	0.01	(8)
Other income	(39)	-	1
Cash flow from discontinued operations	(6,287)	(0.09)	117
Total cash items variance	(9,011)	(0.12)	167
Non-cash items
Unrealized derivative loss	13,683	0.20	(255)
Depletion and depreciation	(5,270)	(0.08)	98
Stock-based compensation	(28)	-	1
Amortization of deferred financing costs	1,427	0.02	(27)
Non-cash income from discontinued operations	203	-	(4)
Total non-cash items variance	10,015	0.14	(187)

Q2-2009 net loss	(4,361)	(0.07)	(20)

The net loss was reduced by $1.0 million in Q2-2009 compared with Q2-2008 due in part to a significant decrease in the realized and unrealized derivative loss on commodity contracts and increases in production volumes, as well as lower royalties and taxes. This was offset by lower commodity prices and increased depletion and depreciation expense.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2009		2008
	Q-2	Q-1	Q-4	Q-3	Q-2

Dated Brent average oil price ($/Bbl)	58.79	44.40	54.91	114.78	121.38
U.S./Canadian Dollar average exchange rate	1.167	1.245	1.213	1.042	1.010

The price of Dated Brent oil averaged $58.79/Bbl in Q2-2009, a decrease of 52% from the Q2-2008 price of $121.38/Bbl. Financial market instability and a worldwide recession resulted in a steep decline in the price of Dated Brent oil in Q4-2008, with lower price levels continuing into 2009.

The current global financial crisis has reduced liquidity in financial markets, restricted access to capital and caused significant volatility in commodity prices. These issues are expected to negatively impact the economy for the remainder of 2009. TransGlobe’s management believes the Company is well positioned to weather the current world-wide economic crisis because of its manageable debt levels, positive cash generation from operations, and the availability of cash and cash equivalents.

In light of the current economic environment, TransGlobe has reduced its capital spending in 2009 compared with 2008 and continues to review costs and efficiency opportunities in the organization. The Company designed its 2009 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed. To enhance the Company’s liquidity and to fund capital projects in Egypt, the Company raised $16.3 million in gross proceeds by issuing 5,798,000 common shares in February 2009.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Corporate Acquisition

On February 5, 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Egypt. With the acquisition of GHP, the Company holds 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

Q2 2009	7

MANAGEMENT'S DISCUSSION AND ANALYSIS

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the remaining 25% financial interest in the eight non-Hana development leases in the West Gharib Concession. The total cost of the acquisition was $18.0 million. In addition, the Company could pay up to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009. Following this acquisition, TransGlobe now holds 100% working interest in the West Gharib Concession in Egypt.

Discontinued Operations

TransGlobe sold its Canadian segment of operations on April 30, 2008 to allow the Company to focus on the development of its Middle East/North Africa assets. The sale price of the assets was C$56.7 million, subject to normal closing adjustments. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

			Three Months Ended June 30		Six Months Ended June 30
			2009	2008*	2009	2008*
Egypt	- Oil sales	Bopd	6,384	3,352	5,877	2,892
Yemen	- Oil sales	Bopd	3,235	3,931	3,329	3,911
Total continuing operations
	- Daily sales volumes	Bopd	9,619	7,283	9,206	6,803
Canada	- Oil and liquids sales**	Bopd	-	87	-	231
	- Gas sales**	Mcfpd	-	2,016	-	4,449
Canada		Boepd	-	423	-	973

Total Company – daily sales		Boepd	9,619	7,706	9,206	7,776
volumes

*	Egypt includes the operating results of GHP for the period February 5, 2008 to June 30, 2008. In that period, production averaged 1,082 Bopd for a year-to-date average of 874 Bopd.
**	Canada includes the operating results for the period January 1, 2008 to April 30, 2008. In that period, production averaged 1,463 Boepd.

Netback from Continuing Operations

Consolidated	Six Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	70,936	42.57	126,680	102.32
Royalties and other	25,414	15.25	57,791	46.68
Current taxes	8,805	5.28	18,806	15.19
Operating expenses	10,407	6.25	8,388	6.77

Netback	26,310	15.79	41,695	33.68

Consolidated	Three Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	42,557	48.62	74,616	112.59
Royalties and other	16,095	18.39	35,075	52.93
Current taxes	5,631	6.43	11,574	17.46
Operating expenses	5,201	5.94	4,465	6.74

Netback	15,630	17.86	23,502	35.46

Egypt

	Six Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	40,926	38.47	48,610	92.35
Royalties and other	14,385	13.52	20,913	39.73
Current taxes	5,784	5.44	8,639	16.41
Operating expenses	5,454	5.13	2,037	3.87

Netback	15,303	14.38	17,021	32.34

8	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	25,531	43.95	30,984	101.58
Royalties and other	9,009	15.51	13,352	43.77
Current taxes	3,588	6.18	5,515	18.08
Operating expenses	2,667	4.59	1,326	4.35

Netback	10,267	17.67	10,791	35.38

The netback per Bbl in Egypt decreased 50% and 56% in the three and six months ended June 30, 2009, respectively, compared with the same periods of 2008, mainly as a result of oil prices decreasing by 57% and 58%, respectively. The oil price decreases were partially offset by lower royalty and tax rates and a 90% and 103% increase in sales volumes for the three and six months ended June 30, 2009, respectively, compared with the same periods of 2008. The average selling price during the three months ended June 30, 2009 was $43.95/Bbl, which represents a gravity/quality adjustment of approximately $14.84/Bbl to an average dated Brent price for the period of $58.79/Bbl.

  Royalties and taxes as a percentage of revenue decreased to 49% in the three and six months ended June 30, 2009, compared with 61% in the same periods of 2008. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.
  Operating costs for the three months ended June 30, 2009 increased 6% to $4.59/Bbl (2008 - $4.35/Bbl) while operating costs for the six months ended June 30, 2009 increased 33% to $5.13/Bbl (2008 - $3.87/Bbl), reflecting a higher number of workovers on the West Gharib PSC and increased staffing levels over 2008.

Yemen

	Six Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	30,010	49.81	78,070	109.68
Royalties and other	11,029	18.30	36,878	51.81
Current taxes	3,021	5.01	10,167	14.28
Operating expenses	4,953	8.22	6,351	8.92

Netback	11,007	18.28	24,674	34.67

	Three Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	17,026	57.84	43,632	121.97
Royalties and other	7,086	24.07	21,723	60.73
Current taxes	2,043	6.94	6,059	16.94
Operating expenses	2,534	8.61	3,139	8.77

Netback	5,363	18.22	12,711	35.53

In Yemen, the netback per Bbl decreased 49% and 47% in the three and six months ended June 30, 2009, respectively, compared with the same periods of 2008 primarily as a result of oil prices decreasing by 53% and 55%, respectively, partially offset by lower royalty and tax rates.

  Royalty and current tax costs decreased 67% and 70% in the three and six months ended June 30, 2009, respectively, mainly as a result of lower commodity prices. Royalties and taxes as a percentage of revenue decreased to 54% in Q2-2009 compared with 64% in Q2-2008. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.
  Operating expenses on a per Bbl basis for the three and six months ended June 30, 2009 decreased 2% and 8%, respectively, due to lower costs on Block 32 associated with the utilization of solution gas to replace diesel for power generation.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in Q3-2007 due to a marked increase in debt levels and again in Q1-2009 and Q2-2009 to protect the cash flows from the added risk of commodity price exposure and in order to comply with the covenants set forth by the Company’s lending institutions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Q2 2009	9

MANAGEMENT'S DISCUSSION AND ANALYSIS

From a corporate perspective, the weak oil prices in the first six months of 2009 had a negative impact on the Company’s revenue; however, these prices resulted in $0.7 million of realized gains recorded on the derivative commodity contracts compared with $4.9 million of realized losses in the first six months of 2008. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $2.8 million asset at December 31, 2008 to a $1.5 million liability at June 30, 2009 due to the strengthening of commodity prices since December 31, 2008, thus resulting in a $4.3 million unrealized loss on future derivative commodity contracts being recorded in the period.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2009	2008	2009	2008
Realized cash (loss) gain on commodity contracts*	(103)	(3,373)	668	(4,877)
Unrealized loss on commodity contracts**	(3,378)	(17,061)	(4,349)	(19,468)

Total derivative loss on commodity contracts	(3,481)	(20,434)	(3,681)	(24,345)

*	Realized cash gain (loss) represents actual cash settlements or receipts under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q2-2009, the derivative liability will be realized over the next two years. However, a 10% decrease in Dated Brent oil prices would result in a $1.4 million decrease in the derivative commodity contract liability, thus decreasing the unrealized loss by the same amount. Conversely, a 10% increase in Dated Brent oil prices would increase the unrealized loss on commodity contracts by $1.6 million. The following commodity contracts are outstanding at June 30, 2009.

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
July 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
July 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$40.00-$55.00
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
July 1, 2009-December 31, 2009	10,000 Bbls/month	Financial Floor	$60.00

The total volumes hedged for the balance of 2009 and the following years are:

	Six months
	2009	2010
Bbls	240,000	168,000
Bopd	1,304	460

At June 30, 2009, $1.4 million of the derivative commodity contracts were classified as current liabilities and $0.2 million of the derivative commodity contracts were classified as long-term liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	Six Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	5,317	3.19	5,260	3.72
Stock-based compensation	970	0.58	766	0.54
Capitalized G&A	(1,412)	(0.85)	(842)	(0.59)
Overhead recoveries	(6)	-	(47)	(0.03)

G&A (net)	4,869	2.92	5,137	3.64

	Three Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	2,418	2.76	2,751	3.92
Stock-based compensation	480	0.55	452	0.64
Capitalized G&A	(535)	(0.61)	(334)	(0.48)
Overhead recoveries	-	-	(4)	(0.01)

G&A (net)	2,363	2.70	2,865	4.07

General and administrative expenses decreased 18% (34% on a Boe basis) and 5% (20% on a Boe basis) in the three and six months ended June 30, 2009, respectively, compared with the same periods in 2008. The G&A per Boe is lower mainly as a result of increased production from the West Gharib Concession.

INTEREST ON LONG-TERM DEBT

Interest expense for the three and six months ended June 30, 2009 decreased to $0.7 million and $1.3 million, respectively (2008 - $2.6 million and $4.3 million, respectively). Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In the three months ended June 30, 2009, the Company expensed $0.2 million of transaction costs (2008 - $1.6 million). The Company had $53.0 million of debt outstanding at June 30, 2009 (June 30, 2008 - $43.0 million). The long-term debt bears interest at the Eurodollar Rate plus three percent.

10	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	21,403	20.12	10,921	20.75
Yemen	4,937	8.19	6,173	8.67
Corporate	92	-	77	-

	26,432	15.86	17,171	13.87

	Three Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,930	20.53	5,994	19.65
Yemen	2,436	8.28	3,111	8.70
Corporate	49	-	40	-

	14,415	16.47	9,145	13.80

In Egypt, DD&A increased to $11.9 million and $21.4 million in the three and six months ended June 30, 2009, respectively (2008 - $6.0 million and $10.9 million, respectively) due to DD&A charges on new production from the West Gharib PSC in Egypt. The high DD&A costs per Boe result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions was based on proved plus probable reserves. This DD&A rate in Egypt per Boe will decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Boe basis for the three and six months ended June 30, 2009 decreased 5% and 6%, respectively, over 2008, due to reserve additions on Block S-1 and Block 32 at year-end 2008.

In Egypt, unproven properties of $9.7 million (2008 - $9.9 million) relating to Nuqra ($7.9 million) and West Gharib ($1.8 million) were excluded from the costs subject to depletion and depreciation in the quarter. In Yemen, unproven property costs of $9.1 million (2008 - $6.8 million) relating to Block 72, Block 75 and Block 84 were excluded from the costs subject to depletion and depreciation in the quarter.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2009	2008
Egypt	12,932	6,513
Yemen	4,316	4,581
Corporate	158	84
	17,406	11,178
Acquisition	-	36,602

Total	17,406	47,780

In Egypt, total capital expenditures in the first six months of 2009 were $12.9 million. The Company drilled seven wells, resulting in four oil wells at Hana West, one dry hole at Hana West, one oil well at East Hoshia and one water source well at Hana.

In Yemen, total capital expenditures in Q2-2009 were $4.3 million. The Company drilled one oil well at the Tasour field on Block 32 and undertook a joint 3-D seismic acquisition program on Block S1 and Block 75.

OUTSTANDING SHARE DATA

As at June 30, 2009, the Company had 65,327,839 common shares issued and outstanding.

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (US$16.3 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,558,322 common shares under a Normal Course Issuer Bid which commenced August 1, 2008 and will terminate July 31, 2009. During the six months ended June 30, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings during the year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month rolling basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.2 times at June 30, 2009. This was within the Company’s target range of no more than 2.0 times. At March 31, 2009, the Company’s bank facility was re-determined at $60.0 million. The next review is scheduled for September 30, 2009.

Q2 2009	11

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2009 and 2008:

Sources and Uses of Cash

	Six Months Ended June 30
($000s)	2009	2008
Cash sourced
Funds flow from continuing operations*	22,758	30,005
Increase in long-term debt	-	40,000
Exercise of options	80	514
Issuance of common shares, net of share issuance costs	15,127	-
	37,965	70,519
Cash used
Capital expenditures	17,406	11,178
Acquisition	-	44,459
Repayment of long-term debt	5,000	55,000
Bank financing costs	-	1,184
Options surrendered for cash payments	-	256
Other	-	21
	22,406	112,098
Net cash from continuing operations	15,559	(41,579)
Net cash from discontinued operations	65	53,647
Changes in non-cash working capital	694	(13,124)
Increase (decrease) in cash and cash equivalents	16,318	(1,056)
Cash and cash equivalents – beginning of period	7,634	12,729

Cash and cash equivalents – end of period	23,952	11,673

*	Funds flow from continuing operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Working capital is the amount by which current assets exceed current liabilities. At June 30, 2009, the Company had working capital of $35.8 million (December 31, 2008 - $24.0 million) including discontinued operations. Cash and cash equivalents increased due to the share issuance in Q1-2009 of $16.3 million, before expenses.

The Company expects to fund its approved 2009 exploration and development program of $35.2 million ($17.8 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2009 may also be utilized to accelerate existing projects, retire existing debt or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

At June 30, 2009, TransGlobe has a $60.0 million Revolving Credit Agreement of which $53.0 million is drawn.

($000s)	June 30, 2009	December 31, 2008
Revolving Credit Agreement	53,000	58,000
Unamortized transaction costs	(449)	(770)
	52,551	57,230

Current portion of long-term debt	-	-
Long-term debt	52,551	57,230

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	13,890	13,890	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	53,000	-	53,000	-	-
Office and equipment leases	No	680	361	319	-	-
Minimum work commitments[3]	No	12,720	1,400	2,500	8,820	-
Total		80,290	15,651	55,819	8,820	-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at June 30, 2009 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company has completed its commitment to drilling three exploration wells and incurred funds in excess of its $4.0 million production guarantee. Subject to final government approval (pending), the East Hoshia Development Lease is scheduled for a continuation review prior to November 30, 2010, at which time non-productive lands could be relinquished.

12	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment of two exploration wells in the second exploration extension. The second 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimal financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.1 million ($1.4 million to TransGlobe) for the signature bonus and a $16.0 million ($5.3 million to TransGlobe) first exploration period work program, consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence if the PSA is finalized and ratified by the government of Yemen.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only, the sale of which closed April 30, 2008. The Canadian operations and results have been accounted for as discontinued operations.

	Six Months Ended June 30
	2009		2008
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Net operating results
Oil sales	-	-	2,189	96.36
Gas sales ($ per Mcf)	-	-	7,113	8.78
NGL sales	-	-	1,606	82.73
Other sales	-	-	115	-
	-	-	11,023	62.25
Royalties and other	-	-	2,368	13.37
Operating expenses	-	-	2,302	13.00

Netback	-	-	6,353	35.88

Depletion, depreciation and accretion	-	-	2,678	15.12

Future income taxes	-	-	82	-

Capital expenditures	-		749

	Three Months Ended June 30
	2009		2008
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Net operating results
Oil sales	-	-	557	115.56
Gas sales ($ per Mcf)	-	-	1,813	9.88
NGL sales	-	-	243	77.66
Other sales	-	-	54	-
	-	-	2,667	69.22
Royalties and other	-	-	579	15.03
Operating expenses	-	-	436	11.32

Netback	-	-	1,652	42.88

Depletion, depreciation and accretion	-	-	-	-

Future income taxes	-	-	-	-

Q2 2009	13

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT STRATEGY AND OUTLOOK FOR 2009

TransGlobe is committed to maintaining its strong financial position to support capital programs and provide shareholders with an enhanced return on investment during the current challenging economic environment. Management has taken action to preserve the Company’s strong balance sheet through reduced capital spending, cost efficiency opportunities and raising $15.1 million (C$18.6 million), after share issue costs, in Q1-2009 through an issuance of common shares.

The 2009 outlook provides information as to management’s expectation for results of operations for 2009. Readers are cautioned that the 2009 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2009 Outlook Highlights

  Production is expected to average between 8,800 and 9,200 Bopd (mid-point 9,000 Bopd), a 23% increase over the 2008 average production;
  Exploration and development spending is budgeted to be $35.2 million, a 20% decrease from 2008 (allocated 75% to Egypt and 25% to Yemen) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average Dated Brent oil price assumption for the second half of 2009 of $60.00/Bbl, funds flow from operations is expected to be $43.0 million for the year.

2009 Production Outlook

TransGlobe’s revised production guidance for 2009 is 8,800 to 9,200 Bopd (mid-point 9,000 Bopd), down 5% from the Q1-2009 guidance of 9,300 to 9,700 Bopd (mid-point 9,500 Bopd), primarily due to the deferral of some non-operated Yemen projects to 2010 and an increased exploration focus at West Gharib in 2009. Production averaged 8,542 Bopd during July, which was impacted by scheduled and un-scheduled pump replacements which resulted in approximately 700 Bopd of shut-in Hana West production. This work has now been completed and production restored. The current guidance for 2009 represents a 20% to 25% increase over the 2008 average production of 7,342 Boepd. Production from the West Gharib fields in Egypt is expected to average approximately 5,600 to 6,000 Bopd during 2009, with the balance of approximately 3,200 Bopd coming from the Yemen properties.

Production Forecast
	2009 Guidance	2008 Actual	% Change*

Barrels of oil equivalent per day	8,800-9,200	7,342	23

*	% growth based on mid-point of outlook.

2009 Funds Flow From Operations Outlook

This outlook was developed using the above revised production forecast and an average Dated Brent oil price of $60.00/Bbl for the final two quarters of 2009.

2009 Funds Flow From Operations Outlook
($ million)	2009 Guidance	2008 Actual	% Change*

Funds flow from operations**	43.0	59.3	(27)

*	% growth based on mid-point of outlook.
**	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

While production is forecast to grow by 23% year-over-year, funds flow from operations is expected to decrease by 27%, mainly as a result of lower oil prices. Variations in production and commodity prices during the second half of 2009 could significantly change this outlook. An increase in the oil price of $5.00/Bbl would increase anticipated funds flow by approximately $2.5 million for the year, whereby a decrease in the oil price of $5.00/Bbl would decrease anticipated funds flow by approximately $1.8 million for the year.

2009 Capital Budget	Six Months Ended
	June 30, 2009	2009
($ million)	Actual	Annual Budget
Egypt	12.9	26.0
Yemen	4.3	9.0
Corporate	0.2	0.2
Total	17.4	35.2

During the remainder of 2009, TransGlobe will shift its focus to maximize the value of its assets in Egypt. In Egypt, the Company will continue to direct its efforts on the new Hana West discovery, on East Hoshia and on waterflood projects at Hana and Hoshia. The Company plans to drill between four and five wells on the West Gharib PSC during the remaining six months of 2009. In Yemen, the Company is conducting an extensive seismic program and has deferred its drilling plans to 2010. The 2009 capital budget is expected to be funded from funds flow and working capital. In Q2-2009, TransGlobe funded 100% of its capital expenditures through funds flow from operations. The Company has designed its 2009 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

14	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospect application. The application of this EIC did not have a material effect on the Company’s financial statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) Financial Instruments Disclosures

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (“IFRS”). The Company will include these additional disclosures in its annual Consolidated Financial Statements for the year ending December 31, 2009.

d) International Financial Reporting Standards

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project has been established and a steering committee and project team have been formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

The project team is completing the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS. The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements cannot reasonably be determined at this time.

In July 2009, the International Accounting Standards Board (“IASB”) approved an exposure draft which allows additional exemptions for entities adopting IFRS for the first time. The Company expects to utilize the deemed cost for oil and gas asset exemption which would allow the Company to allocate their oil and gas asset balance, as determined under full cost accounting, to the IFRS categories of exploration and evaluation assets and development and producing properties. This exemption would relieve the Company from significant adjustments resulting from retrospective adoption of IFRS. The Company will assess the other approved exemptions in this exposure draft for utilization during the assessments on key IFRS transition issues.

Q2 2009	15

MANAGEMENT'S DISCUSSION AND ANALYSIS

The project team is currently presenting preliminary accounting assessments on key IFRS transition issues for the steering committee’s initial review and evaluation. These assessments will need to be further analyzed and evaluated in the implementation phase of the Company’s project. At this time, the impact on the Company’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

Concurrently, the project team is working on the design, planning and solution development phase. In this phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirement has on the Company. The project team members continue to work with representatives from the various operational areas to develop recommendations including first time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas are used to draft accounting policies. One of the sections in each of the draft accounting policy is the disclosure section which includes the financial statements disclosure as required by IFRS. First time adoption exemptions were analyzed by the project team and a schedule is being drafted for the steering committee to review and evaluate the exemptions. A detailed implementation plan and timeline is being developed which also includes the development of a training plan.

In addition, the Company is monitoring the IASB’s active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management has designed and implemented internal controls over financial reporting, as defined under Multilateral Instrument 52-109 of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

16	Q2 2009

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008

REVENUE
Oil sales, net of royalties and other	$26,462	$39,541	$45,522	$68,889
Derivative loss on commodity contracts (Note 14a)	(3,481)	(20,434)	(3,681)	(24,345)
Other income	32	71	32	134
	23,013	19,178	41,873	44,678

EXPENSES
Operating	5,201	4,465	10,407	8,388
General and administrative	2,363	2,865	4,869	5,137
Foreign exchange gain	(958)	(26)	(654)	(13)
Interest on long-term debt	722	2,604	1,329	4,285
Depletion and depreciation (Note 4)	14,415	9,145	26,432	17,171

	21,743	19,053	42,383	34,968

Income (loss) before income taxes	1,270	125	(510)	9,710

Income taxes - current	5,631	11,574	8,805	18,806
NET LOSS FROM CONTINUING
OPERATIONS	(4,361)	(11,449)	(9,315)	(9,096)

NET INCOME FROM DISCONTINUED
OPERATIONS (Note 5)	-	6,084	-	8,189
NET LOSS	(4,361)	(5,365)	(9,315)	(907)

Retained earnings, beginning of period	83,476	62,245	88,430	57,787

RETAINED EARNINGS, END OF PERIOD	$79,115	$56,880	$79,115	$56,880

Net loss from continuing operations
per share (Note 12)
Basic	$(0.07)	$(0.19)	$(0.15)	$(0.15)
Diluted	(0.07)	(0.19)	(0.15)	(0.15)
Net income from discontinued operations per
share (Note 12)
Basic	-	0.10	-	0.13
Diluted	-	0.10	-	0.13
Net loss per share (Note 12)
Basic	(0.07)	(0.09)	(0.15)	(0.02)
Diluted	(0.07)	(0.09)	(0.15)	(0.02)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Loss

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Net loss	$(4,361)	$(5,365)	$(9,315)	$(907)
Other comprehensive loss:
Foreign currency translation adjustment	-	916	-	(886)

COMPREHENSIVE LOSS	$(4,361)	$(4,449)	$(9,315)	$(1,793)

See accompanying notes to the consolidated financial statements.

Q2 2009	17

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Unaudited – Expressed in thousands of U.S. Dollars)

	As at	As at
	June 30, 2009	December 31, 2008

ASSETS
Current
Cash and cash equivalents	$23,952	$7,634
Accounts receivable	25,774	28,701
Derivative commodity contracts (Note 14a)	-	2,336
Prepaid expenses	1,048	822
Assets of discontinued operations (Note 5)	400	764

	51,174	40,257

Derivative commodity contracts (Note 14a)	-	472
Property and equipment (Note 4)	170,304	179,329
Goodwill (Note 6)	8,180	8,180

	$229,658	$228,238

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,847	$15,852
Income taxes payable	79	79
Derivative commodity contracts (Note 14a)	1,375	-
Liabilities of discontinued operations (Note 5)	43	342

	15,344	16,273

Derivative commodity contracts (Note 14a)	166	-
Long-term debt (Note 7)	52,551	57,230

	68,061	73,503

Commitments and contingencies (Note 15)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	65,781	50,532
Contributed surplus (Note 10)	5,821	4,893
Accumulated other comprehensive income (Note 11)	10,880	10,880
Retained earnings	79,115	88,430

	161,597	154,735

	$229,658	$228,238

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Ross G. Clarkson	/s/ Fred J. Dyment

Ross G. Clarkson, Director	Fred J. Dyment, Director

18	Q2 2009

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008

CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net loss	$(4,361)	$(5,365)	$(9,315)	$(907)
Net income from discontinued operations	-	6,084	-	8,189
Net loss from continuing operations	(4,361)	(11,449)	(9,315)	(9,096)
Adjustments for:
Depletion and depreciation	14,415	9,145	26,432	17,171
Amortization of deferred financing charges	205	1,632	322	1,696
Stock-based compensation (Note 9)	480	452	970	766
Unrealized derivative loss on commodity
contracts	3,378	17,061	4,349	19,468
Changes in non-cash working capital	657	(8,763)	118	(10,408)
Cash provided by continuing operations	14,774	8,078	22,876	19,597
Cash provided by discontinued operations	278	1,495	65	6,292

	15,052	9,573	22,941	25,889

FINANCING
Increase in long-term debt	-	-	-	40,000
Repayments of long-term debt	(5,000)	(55,000)	(5,000)	(55,000)
Deferred financing costs	-	(36)	-	(1,184)
Options surrendered for cash payments (Note 8)	-	-	-	(256)
Issue of common shares for cash (Note 8)	-	112	16,392	514
Issue costs for common shares (Note 8)	(19)	-	(1,185)	-
Changes in non-cash working capital	207	322	(879)	596

	(4,812)	(54,602)	9,328	(15,330)

INVESTING
Exploration and development expenditures	(8,480)	(4,897)	(17,406)	(11,178)
Acquisition	-	(241)	-	(44,459)
Changes in non-cash working capital	151	(148)	1,455	(2,976)
Cash used by continuing operations	(8,329)	(5,286)	(15,951)	(58,613)
Cash provided by discontinued operations	-	50,081	-	47,019

	(8,329)	44,795	(15,951)	(11,594)

Effect of exchange rate changes on cash and cash
equivalents	-	(28)	-	(21)

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	1,911	(262)	16,318	(1,056)

CASH AND CASH EQUIVALENTS, BEGINNING OF
PERIOD	22,041	11,935	7,634	12,729

CASH AND CASH EQUIVALENTS, END OF PERIOD	$23,952	$11,673	$23,952	$11,673

Supplemental Disclosure of Cash Flow
Information
Cash interest paid	$517	$972	$1,007	$2,584
Cash taxes paid	5,631	11,574	8,805	18,806
Cash is comprised of cash on hand and balances
with banks	23,952	11,673	23,952	11,673
Cash equivalents	-	-	-	-

See accompanying notes to the consolidated financial statements.

Q2 2009	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2009 and December 31, 2008 and for the periods ended June 30, 2009 and 2008
(Unaudited – Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”) as at June 30, 2009 and December 31, 2008 and for the three and six-month periods ended June 30, 2009 and 2008, and are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2008, except as outlined in Note 2. These interim financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2008. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospect application. The application of this EIC did not have a material effect on the Company’s financial statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) Financial Instruments Disclosures

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (“IFRS”). The Company will include these additional disclosures in its annual Consolidated Financial Statements for the year ending December 31, 2009.

d) International Financial Reporting Standards

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements cannot be reasonably determined at this time.

20	Q2 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ACQUISITIONS

Corporate Acquisition

GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,095
Transaction costs	99
$44,194

Allocation of purchase price (000s)
Property and equipment	$36,602
Goodwill	3,602
Working capital, net of cash acquired	3,990
$44,194

The above allocation of the purchase price is final and reflects the post-closing adjustments settled in the three-month period ended June 30, 2008.

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the 25% financial interest in the eight non-Hana development leases on the West Gharib Concession. The total cost of the acquisition was $18.0 million, adjusted to the effective date of June 1, 2008. In addition, the Company could pay up to an additional $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases. As at December 31, 2008, no additional fees are due in 2009. The value of the net assets acquired has been assigned to property and equipment. Following this property acquisition, TransGlobe holds 100% working interest in the West Gharib Concession in Egypt.

4. PROPERTY AND EQUIPMENT

The Company capitalized overhead costs relating to exploration and development activities during the three and six months ended June 30, 2009 of $0.4 million and $1.2 million, respectively, in Egypt (2008 - $0.4 million and $0.5 million, respectively) and $0.1 million and $0.2 million, respectively, in Yemen (2008 - $0.01 million and $0.03 million, respectively).

Unproven property costs excluded from the costs subject to depletion and depreciation for the three months ended June 30, 2009 totalled $9.7 million in Egypt (2008 - $9.9 million) and $9.1 million in Yemen (2008 - $6.8 million).

Future development costs for proved reserves included in the depletion calculations for the three months ended June 30, 2009 totalled $1.9 million in Egypt (2008 - $2.3 million) and $11.0 million in Yemen (2008 - $6.9 million).

5. DISCONTINUED OPERATIONS

On April 30, 2008, the Company sold its Canadian oil and natural gas interests for C$56.7 million, subject to normal closing adjustments. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

Discontinued operations as at June 30, 2009 included current assets of $0.1 million, property and equipment of $0.3 million, and current liabilities of $0.04 million. Discontinued operations at December 31, 2008 included current assets of $0.5 million, property and equipment of $0.3 million, and current liabilities of $0.3 million.

Q2 2009	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2009	2008	2009	2008
Revenue
Oil and gas sales, net of royalties and other	-	$2,088	-	$8,655

Expenses
Operating	-	436	-	2,302
Depletion, depreciation and accretion	-	-	-	2,678
	-	436	-	4,980
Gain on disposition, net of tax	-	4,432		4,432
Income from discontinued operations before taxes	-	6,084	-	8,107
Future income tax recovery	-	-	-	82

Net income from discontinued operations	-	$6,084	-	$8,189

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the six months ended June 30, 2008 of $0.4 million. Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for 2008. Depletion, depreciation and accretion was not recorded while the assets were classified as held for sale.

6. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions, are as follows:

	Six Months Ended	Year Ended
(000s)	June 30, 2009	December 31, 2008
Balance, beginning of period	$8,180	$4,313
Changes during the period	-	3,867

Balance, end of period	$8,180	$8,180

7. LONG-TERM DEBT

	As at	As at
(000s)	June 30, 2009	December 31, 2008
Revolving Credit Agreement	$53,000	$58,000
Unamortized transaction costs	(449)	(770)
	52,551	57,230

Current portion of long-term debt	-	-
	$52,551	$57,230

As at June 30, 2009, the Company has a $60.0 million Revolving Credit Agreement of which $53.0 million is drawn. The Revolving Credit Agreement expires on September 19, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the three and six months ended June 30, 2009, the average effective interest rate was 4.6% and 4.4%, respectively (2008 – 6.6% and 7.0%, respectively). In the three and six months ended June 30, 2009, the Company incurred $Nil (2008 - $0.04 million and $1.2 million, respectively) in fees to draw on its Revolving Credit Agreement.

The future debt payments on long-term debt, as of June 30, 2009, are as follows:

(000s)
2009	$-
2010	53,000

8. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

22	Q2 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issued

	Six Months Ended		Year Ended
	June 30, 2009		December 31, 2008
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	59,500	$50,532	59,627	$50,128
Share issuance	5,798	16,312	-	-
Stock options exercised	30	80	173	512
Stock options surrendered for cash payments	-	-	-	(256)
Stock-based compensation on exercise	-	42	-	403
Repurchase of common shares	-	-	(300)	(255)
Share issue costs	-	(1,185)	-	-

Balance, end of period	65,328	$65,781	59,500	$50,532

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (net C$18.6 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,558,322 common shares under a Normal Course Issuer Bid which commenced August 1, 2008 and will terminate July 31, 2009. During the three and six months ended June 30, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings during the year.

9. STOCK OPTION PLAN

Stock options

	Six Months Ended		Year Ended
	June 30, 2009		December 31, 2008
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price	Options	Price
Options outstanding, beginning of period	5,600	$3.73	2,936	$4.11
Granted	45	2.29	3,457	3.45
Exercised for common shares	(30)	2.44	(173)	2.25
Surrendered for cash payments	-	-	(150)	2.66
Forfeited/expired	(179)	4.55	(470)	4.93

Options outstanding, end of period	5,436	$3.70	5,600	$3.73

Options exercisable, end of period	2,174	$4.17	1,758	$4.17

Stock-based compensation

Stock-based compensation expense of $0.5 million and $1.0 million has been recorded in the Consolidated Statements of Income (Loss) and Retained Earnings for the three and six months ended June 30, 2009, respectively (2008 - $0.5 million and $0.8 million, respectively). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during 2009 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	1.04
Risk-free interest rate (percent)	1.86
Expected volatility (percent)	44.81
Expected dividend yield (percent)	0
Expected forfeiture rate (non-executive employees) (percent)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%

Options granted vest annually over a three-year period and expire five years after the grant date.

10. CONTRIBUTED SURPLUS

	Six Months Ended	Year Ended
(000s)	June 30, 2009	December 31, 2008
Contributed surplus, beginning of period	$4,893	$3,562
Stock-based compensation expense	970	1,734
Transfer to common shares on exercise of options	(42)	(403)

Contributed surplus, end of period	$5,821	$4,893

Q2 2009	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

	Six Months Ended	Year Ended
(000s)	June 30, 2009	December 31, 2008
Accumulated other comprehensive income, beginning of period	$10,880	$11,766
Other comprehensive income (loss):
Foreign currency translation adjustment	-	(886)

Accumulated other comprehensive income, end of period	$10,880	$10,880

12. PER SHARE AMOUNTS

In calculating the net (loss) income per share, net (loss) income from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2009	2008	2009	2008
Weighted average number of shares outstanding	65,328	59,775	63,529	59,744
Dilutive effect of stock options	-	-	-	-

Weighted average number of diluted shares
outstanding	65,328	59,775	63,529	59,744

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six-month periods ended June 30, 2009 and 2008, the Company excluded all stock options outstanding as there was a net loss in the periods then ended.

13. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the net income or loss (including net income or loss from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	June 30, 2009	December 31, 2008

Shareholders’ equity	$161,597	$154,735
Long-term debt, including the current portion	52,551	57,230
Cash and cash equivalents	(23,952)	(7,634)

Total capital	$190,196	$204,331

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	June 30, 2009	December 31, 2008
Long-term debt, including the current portion	$52,551	$57,230

Cash flow from operating activities	$54,845	$57,793
Changes in non-cash working capital	(9,178)	1,474
Funds flow from operations	$45,667	$59,267

Ratio	1.2	1.0

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

24	Q2 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized derivative losses on commodity contracts and stock based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at June 30, 2009.

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

The Company has classified its cash and cash equivalents as assets held-for-trading and its derivative commodity contracts as financial assets or liabilities held-for-trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, liabilities of discontinued operations, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2009
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$23,952	$23,952
Loans and receivables	25,774	25,774
Financial liabilities held-for-trading	1,541	1,541
Other liabilities	66,441	66,890

Credit Risk

Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at June 30, 2009
Neither impaired nor past due	$16,344
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	-
31-60 days	3,226
61-90 days	2,784
Over 90 days	3,420

In Egypt, the Company sold all of its 2009 production to one purchaser. In Yemen, the Company sold all of its 2009 Block 32 production to one purchaser and all of its 2009 Block S-1 production to one purchaser.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding at June 30, 2009:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
July 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
July 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$40.00-$55.00
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
July 1, 2009-December 31, 2009	10,000 Bbls/month	Financial Floor	$60.00

Q2 2009	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would increase the net loss, for the three and six months ended June 30, 2009, by $1.6 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would decrease the net loss, for the three and six months ended June 30, 2009, by $1.4 million.

b) Foreign Currency Exchange Risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net loss for the three and six months ended June 30, 2009, of approximately $0.4 million, and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase the net loss by said amount for the same periods. The Company does not utilize derivative instruments to manage this risk.

c) Interest Rate Risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2009 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the three and six months ended June 30, 2009, by $0.1 million and $0.3 million, respectively. The effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the three and six months ended June 30, 2009, by $0.1 million and $0.3 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at June 30, 2009:

(000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$13,890	$13,890	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	53,000	-	53,000	-	-
Office and equipment leases	No	680	361	319	-	-
Minimum work commitments[3]	No	12,720	1,400	2,500	8,820	-
Total		$80,290	$15,651	$55,819	$8,820	$-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at June 30, 2009 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of $16.3 million in the first quarter of 2009 through a share issuance.

The existing banking arrangements at June 30, 2009 consist of a Revolving Credit Facility of $60.0 million of which $53.0 million is drawn.

The table below shows cash outflow for financial derivative instruments based on forward-curve prices for Dated Brent oil of $68.06/Bbl at June 30, 2009:

(000s)
Less than 1 year	$1,375
1-3 years	166

15. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 14).

Pursuant to the East Hoshia Development Lease in Egypt, the Company has completed its commitment to drilling three exploration wells and incurred funds in excess of its $4.0 million production guarantee. Subject to final government approval (pending), the East Hoshia Development Lease is scheduled for a continuation review prior to November 30, 2010, at which time non-productive lands could be relinquished.

26	Q2 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment of two exploration wells in the second exploration extension. The second 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the Production Sharing Agreement (“PSA”) for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimal financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.1 million ($1.4 million to TransGlobe) for the signature bonus and a $16.0 million ($5.3 million to TransGlobe) first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence if the PSA is finalized and ratified by the government of Yemen.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Q2 2009	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SEGMENTED INFORMATION

	Egypt		Yemen		Total
			Six Months Ended June 30
(000s)	2009	2008	2009	2008	2009	2008
Revenue
Oil sales, net of royalties and other	$26,541	$27,697	$18,981	$41,192	$45,522	$68,889
Other income	-	33	-	-	-	33

Total revenue	26,541	27,730	18,981	41,192	45,522	68,922

Segmented expenses
Operating expenses	5,454	2,037	4,953	6,351	10,407	8,388
Depletion and depreciation	21,403	10,921	4,937	6,173	26,340	17,094
Income taxes	5,784	8,639	3,021	10,167	8,805	18,806

Total segmented expenses	32,641	21,597	12,911	22,691	45,552	44,288

Segmented (loss) income	$(6,100)	$6,133	$6,070	$18,501	(30)	24,634

Non-segmented expenses
Derivative loss on commodity contracts
(Note 14a)					3,681	24,345
General and administrative					4,869	5,137
Interest on long-term debt					1,329	4,285
Depreciation					92	77
Foreign exchange gain					(654)	(13)
Other income					(32)	(101)

Total non-segmented expenses					9,285	33,730

Net loss from continuing
operations					(9,315)	(9,096)
Net income from discontinued
operations (Note 5)					-	8,189

Net loss					$(9,315)	$(907)

Capital expenditures
Exploration and development	$12,932	$6,513	$4,316	$4,581	$17,248	$11,094
Corporate					158	84
Corporate acquisitions					-	36,602

Total capital expenditures					$17,406	$47,780

28	Q2 2009

	Egypt		Yemen		Total
			Three Months Ended June 30
(000s)	2009	2008	2009	2008	2009	2008
Revenue
Oil sales, net of royalties and other	$16,522	$17,632	$9,940	$21,909	$26,462	$39,541
Other income	-	2	-	-	-	2

Total revenue	16,522	17,634	9,940	21,909	26,462	39,543

Segmented expenses
Operating expenses	2,667	1,326	2,534	3,139	5,201	4,465
Depletion and depreciation	11,930	5,994	2,436	3,111	14,366	9,105
Income taxes	3,588	5,515	2,043	6,059	5,631	11,574

Total segmented expenses	18,185	12,835	7,013	12,309	25,198	25,144

Segmented (loss) income	$(1,663)	$4,799	$2,927	$9,600	1,264	14,399

Non-segmented expenses
Derivative loss on commodity contracts
(Note 14a)					3,481	20,434
General and administrative					2,363	2,865
Interest on long-term debt					722	2,604
Depreciation					49	40
Foreign exchange gain					(958)	(26)
Other income					(32)	(69)

Total non-segmented expenses					5,625	25,848

Net loss from continuing operations					(4,361)	(11,449)
Net income from discontinued
operations (Note 5)					-	6,084

Net loss					$(4,361)	$(5,365)

Capital expenditures
Exploration and development	$5,623	$3,195	$2,771	$1,634	$8,394	$4,829
Corporate					86	68

Total capital expenditures					$8,480	$4,897

	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31
	2009	2008	2009	2008	2009	2008
Property and equipment	$120,201	$128,672	$49,288	$49,909	$169,489	$178,581
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	30,984	27,517	11,354	6,430	42,338	33,947
Segmented assets	$159,365	$164,369	$60,642	$56,339	220,007	220,708
Non-segmented assets					9,251	6,766
Discontinued operations					400	764

Total assets					$229,658	$228,238

For further information, please contact:
Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary
Tel: (403) 268-9868
Cell: (403) 472-0053
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com

Q2 2009	29